SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                        Imaging Technologies Corporation
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   45244U-104
                         ------------------------------
                                 (CUSIP Number)

                            American Industries, Inc.
                                    Suite 106
                             1750 N.W. Front Avenue
                             Portland, Oregon 97209
                                 (503) 222-0060
                      ------------------------------------
                      (Name, Address and Telephone Number)
                         of Person Authorized to Receive
                           Notices and Communications)

                                 With a copy to:

                            Kenneth D. Stephens, Esq.
                                 Tonkon Torp LLP
                               1600 Pioneer Tower
                              888 S.W. Fifth Avenue
                             Portland, Oregon 97204
                                 (503) 802-2008

                                 October 9, 1998
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 45244U-104


1.   Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

     American Industries, Inc.
     IRS Identification Number:  93-0331722


2.   Check the appropriate box if a member of a group         (a) / /
                                                              (b) / /


3.   SEC USE ONLY


4.   Source of Funds

     WC, OO


5.   Check  box if disclosure of legal proceedings is required  pursuant  to
     Items 2(d) or 2(e)                                                  / /


6.   Citizenship or place of organization

     Oregon


7.   Sole Voting Power

     1,360,000*


8.   Shared Voting Power

     -0-


9.   Sole Dispositive Power

     1,360,000*


---------------------------
* Does not include 7,400 shares of the issuer's Common Stock held by Juanita Hedinger, the wife of the reporting person's Chairman and President and an aggregate of 3,000 shares held by three minor children of the Hedingers. The reporting person disclaims beneficial ownership of such shares. Does include 190,000 shares pursuant to a warrant in the name of American Industries, Inc.

10.  Shared Dispositive Power

     -0-

11.  Aggregate amount beneficially owned by each reporting person

     1,360,000*


12.  Check box if the aggregate amount in row (11) excludes certain shares
                                                                             / /


13.  Percent of class represented by amount in row (11)

     10.6% percent*


14.  Type of Reporting Person

     CO

























---------------------------
* Does not include 7,400 shares of the issuer's Common Stock held by Juanita Hedinger, the wife of the reporting person's Chairman and President and an aggregate of 3,000 shares held by three minor children of the Hedingers. The reporting person disclaims beneficial ownership of such shares. Does include 190,000 shares pursuant to a warrant in the name of American Industries, Inc.

This Amendment No. 2 to the Schedule 13D dated July 21 (the "Original Schedule 13D"), as amended by Amendment No. 1 dated September 21, 1998, is being filed to amend Items 3 and 5 of the Original Schedule 13D, as previously amended, as follows:

Item 3 of the Original Schedule 13D, as amended, is hereby amended in its entirety to read as follows:


"Item 3. Source and Amount of Funds and Other Consideration
-----------------------------------------------------------

                  The funds used by American to purchase the shares held by it were provided by general working capital funds of American, funds advanced through a margin account with Black & Company, Inc., One S.W. Columbia Street, Portland, Oregon 97258, and from the proceeds of a working capital line of credit with U.S. Bank (NA), 111 S.W. Fifth Avenue, Portland, Oregon 97204 in the ordinary course of business. As of the date of this report, funds invested in the subject security by American, not including funds loaned to the issuer, aggregated $3,997,195.67."


Item 5 of the Original Schedule 13D, as amended, is hereby amended in its entirety to read as follows:

"Item 5.  Interests in Securities of Issuer
-------------------------------------------

                  Ellison C.  Morgan,  one of the  persons  named in response to
Item 2, together with other Morgan Reporting Persons, has acquired an aggregate of 1,539,057 shares of the issuer's common stock, representing, in the aggregate, approximately 12.02% of the outstanding common stock (based upon the number of shares reported to have been outstanding as of October 9, 1998 in the issuer's Annual Report on Form 10-K filed on October 13, 1998). Such shares are held with shared voting power and shared dispositive power. American denies that it is acting in concert with Mr. Morgan or any other Morgan Reporting Persons. See also response to Item 4. Upon information and belief, during the lesser of 60 days or the period since the most recent Schedule 13D filing by the Morgan Reporting Persons, Ellison C. Morgan acquired an additional 100,000 shares of the issuer's Common Stock.

                  Since the filing of Amendment No. 1 to the Original Schedule 13D, American has acquired an additional 135,000 shares of the issuer's Common Stock. Such shares were acquired by American in transactions effected by a registered broker/dealer on the Nasdaq Stock Market as follows:

DATE           NUMBER OF SHARES       PRICE PER SHARE   AGGREGATE PRICE
----           ----------------       ---------------   ---------------

10/09/98          94,000                    $1.98       $  186,123.00

10/12/98          40,000                    $1.31       $   52,500.00

10/13/98           1,000                    $1.30       $    1,300.00
                                                        -------------

                                                TOTAL   $  239,923.00


As a result of such acquisitions, American holds an aggregate of 1,360,000 shares of the issuer's Common Stock, representing approximately 10.6% of the issuer's outstanding Common Stock, acquired for an aggregate consideration of $3,997,195.67. Of such shares, 190,000 shares may be acquired pursuant to the exercise of a warrant, dated September 17, 1998, held in the name of American Industries, Inc., at $2.025 per share, as adjusted from time to time pursuant to
Section 4 of a Common Stock Purchase Warrant dated September 17, 1998. American holds all such shares, other than the shares which may be acquired in the future pursuant to the exercise of the warrant, with sole voting power and sole dispositive power."



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  October 29, 1998            AMERICAN INDUSTRIES, INC.



                                    By:  /s/Howard H. Hedinger
                                         -------------------------------
                                         Howard H. Hedinger, Chairman